Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 23, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                  A news release dated May 8, 2006 entitled ‘Vodafone to Reduce the Cost of European Roaming by at Least 40% by April 2007”

2.                  A news release dated May 18, 2006 entitled ‘Vodafone and Softbank Agree to for Mobile Partnership”

3.                  Stock Exchange Announcement dated May 2, 2006 entitled ‘Transaction in Own Securities’

4.                  Stock Exchange Announcement dated May 3, 2006 entitled ‘Transaction in Own Securities’

5.                  Stock Exchange Announcement dated May 4, 2006 entitled ‘Transaction in Own Securities’

6.                  Stock Exchange Announcement dated May 5, 2006 entitled ‘Transaction in Own Securities’

7.                  Stock Exchange Announcement dated May 8, 2006 entitled ‘Transaction in Own Securities’

8.                  Stock Exchange Announcement dated May 9, 2006 entitled ‘Transaction in Own Securities’

9.                  Stock Exchange Announcement dated May 10, 2006 entitled ‘Transaction in Own Securities’

10.            Stock Exchange Announcement dated May 11, 2006 entitled ‘Transaction in Own Securities’

11.            Stock Exchange Announcement dated May 12, 2006 entitled ‘Transaction in Own Securities’

12.            Stock Exchange Announcement dated May 15, 2006 entitled ‘Transaction in Own Securities’

13.            Stock Exchange Announcement dated May 16, 2006 entitled ‘Transaction in Own Securities’

14.            Stock Exchange Announcement dated May 17, 2006 entitled ‘Transaction in Own Securities’

15.            Stock Exchange Announcement dated may 17, 2006 entitled ‘Notificatiion of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.            Stock Exchange Announcement dated May 18, 2006 entitled ‘Transaction in Own Securities’

17.            Stock Exchange Announcement dated May 19, 2006 entitled ‘Transaction in Own Securities’

18.            Stock Exchange Announcement dated May 22, 2006 entitled ‘Transaction in Own Securities’

19.            Stock Exchange Announcement dated May 23, 2006 entitled ‘Transaction in Own Securities’

20.            Stock Exchange Announcement dated May 24, 2006 entitled ‘Transaction in Own Securities’

21.            Stock Exchange Announcement dated May 25, 2006 entitled ‘Transaction in Own Securities’

22.            Stock Exchange Announcement dated May 26, 2006 entitled ‘Transaction in Own Securities’

23.            Stock Exchange Announcement dated May 30, 2006 entitled ‘Transaction in Own Securities’

24.            Stock Exchange Announcement dated May 31, 2006 entitled ‘Transaction in Own Securities’

8 May 2006

VODAFONE TO REDUCE THE COST OF EUROPEAN ROAMING
BY AT LEAST 40% BY APRIL 2007

Vodafone announces today that average European roaming costs for Vodafone customers will be cut by at least 40% by April 2007, when compared to last summer. This will benefit over 30 million Vodafone customers who roam every year, and will see the average cost of roaming in Europe fall from over €0.90 to less than €0.55 per minute.

Vodafone also announces that it will enter into reciprocal wholesale arrangements with any other European operator at no more than €0.45 per minute for voice calls within the EU from October 2006. This will enable both Vodafone and other European mobile operators to continue to lower the cost of roaming to customers outside of their own networks.

Arun Sarin, Chief Executive, Vodafone, said:

“Customers want simplicity and value for money when they’re travelling abroad. They get it with Vodafone Passport, which we launched last year, allowing customers to take their home tariff abroad with a small additional per call fee. Today Passport provides savings of at least 30% for more than 6 million Vodafone customers.

“The success of Passport shows the demand for simple, great value roaming in Europe and today we’re showing that Vodafone will continue to lead the industry in providing it.

“The European Commission and European Parliament have made it clear that they expect to see change. Our announcement today shows that the market, led by Vodafone, is meeting those expectations by providing what our customers tell us they want. Also, by addressing both retail and wholesale prices, we are providing a platform for sustainable, lower retail prices across Europe in the future. We understand the powerful appeal that roaming has in the aspiration for a Europe in which people can travel, live, move, work and invest freely. We believe the market is the best way to meet customer needs, not regulation”.

VODAFONE’S PROPOSALS IN DETAIL

Retail Pricing

In 2005, Vodafone launched Vodafone Passport, a service which enables customers to take their home price plan abroad for a small connection fee per call. Passport customers have, on average, saved at least 30% on the cost per voice minute when roaming within the EU during the period June-September 2005 when compared to their average cost per minute during the period June-September 2004. By May 2006 there were over 6 million customers using Vodafone Passport within the EU, with 100,000 signing up free of charge every week.

Vodafone now proposes to implement price reductions which will deliver average savings of at least 40% for European roamers. This is done by calculating the cost per minute for all Vodafone’s European customers who roam within the EU during the month of April 2007 and comparing this to the average cost per minute for all European customers who roamed within the EU during the last summer period (i.e. June-August 2005). Vodafone proposes that the average cost per minute for customers of its subsidiary operating companies will fall by at least 40% in each national market on the basis described above.

The average cost per minute for Vodafone’s European customers when roaming within Europe during the period June-August 2005 was over €0.90 per minute. Vodafone anticipates that the average cost per minute for international roaming within Europe will fall to below €0.55 per minute by April 2007.

Wholesale Pricing

Vodafone can deliver significant cost advantages to customers who roam as a result of its network coverage within Europe. Vodafone has subsidiary companies in 11 of the EU25 Member States and affiliate interests in a further three markets. In order to provide roaming services outside of these markets, Vodafone enters into wholesale arrangements with other mobile operators who are not part of the Vodafone Group or which are affiliates.

Vodafone wishes to reduce the costs of roaming for its customers and an important component of this strategy is to reduce the wholesale costs that it pays to other mobile operators in providing roaming services throughout the EU. Vodafone recognises that other operators will also wish to lower their wholesale roaming costs and that they may seek access to  Vodafone’s pan-European network in order to do so. To achieve these objectives Vodafone proposes to offer on request, to all and any mobile network operator licensed and established within the EU25, an average charge for roaming on Vodafone’s European subsidiary networks of no more than €0.45 per minute for roaming calls within the EU, down from an average wholesale rate of over €0.70. This offer is conditional upon the requesting mobile network operator offering an average charge of no more than €0.45 per minute (or a lower reciprocal charge by mutual agreement) for all or any European mobile networks over which it exercises management control.

In order to support the development of lower retail prices and the continued growth of Passport during 2006, Vodafone intends that such wholesale arrangements will be available to other mobile operators on request by 1 October 2006 at the latest.

NOTES TO EDITORS

VODAFONE’S ROAMING SERVICES

Vodafone World

•                  Vodafone’s default roaming service

•                  Offers a fixed price per minute on a regional pricing principle

Vodafone Passport

•                  Launched May 2005

•                  Offers home price plan abroad for a small connection fee per call

•                  More than 6 million customers have opted-in to the service, free of charge

•                  More than 100,000 customers are signing up to the service every week

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

18 May 2006

VODAFONE AND SOFTBANK AGREE TO FORM MOBILE PARTNERSHIP

Vodafone and Softbank today announce an agreement to form a partnership to conduct joint development and procurement of mobile technology and content.

The proposed partnership intends to harness the mobile and Internet expertise and assets of Vodafone and Softbank in Japan to develop hardware and software for the mobile Internet. The partnership will initially focus on three key development areas:

1. Handset Development and Procurement

The partnership will work with manufacturers to develop and procure technically advanced handsets which can be manufactured at low cost.

2. Service Platforms and Mobile Portals

The partnership will develop software that will enhance the customer experience by providing a much richer user interface through mobile portals.

3. Content

Vodafone and Softbank will work together sourcing content which will be developed and aggregated to take advantage of the partnership’s proposed advanced handset technology.

Based on successful development in the above areas, the partnership will also potentially consider expansion into other areas.

Under the agreement, Japan will be the centre of development activity between the joint venture partners. Both companies will have equal ownership of the partnership.

It is envisaged that technology developed under the partnership will be centrally sourced and made available to Vodafone and Softbank group companies as well as other companies under licence.

The formation of the partnership is conditional upon regulatory approvals and agreement by the parties of definitive documentation.

Arun Sarin, Chief Executive, Vodafone, commented:

“I’m pleased to be able to announce our agreement with Softbank today. As we stated at the time of our sale of Vodafone KK to Softbank in March, we intend to continue our relationship with Softbank, one of the leading telecommunications and media companies in Japan, to benefit from insights into the Japanese market. By working together, we will be able to develop new mobile technologies and content for the benefit of our customers, as well as offering our developments under licence.”

Masayoshi Son, CEO and President of the Softbank Corp., commented:

“For Softbank, working with Vodafone is a great opportunity to accelerate innovation both in terms of new technologies and customer-centric services. Vodafone’s size and experience in mobile together with Softbank’s converged media and Internet know-how will certainly be a strong combination for driving industry-wide change in the fundamental structure of how mobile services are delivered worldwide.”

“Following on from the Vodafone KK transaction, Vodafone and Softbank continue to work together in the true spirit of partnership. Together, we see this effort as a means of significantly driving down the cost of supplying best-in-class services to a very broad base of customers, not only in terms of initial costs, but as we plan to develop more flexible service platforms, this will allow for a richer customer experience at a lower ongoing cost.”

- ends -

For further information:

Vodafone Group

Investor Relations
Tel:  +44 (0) 1635 664447

Media Relations
Tel:  +44 (0) 1635 664444

About Softbank

Softbank is one of the leading Japanese Broadband and communications companies with operations in Broadband, Fixed Line Telecommunications, e-Commerce, Internet, Broadmedia, Technology Services, Media and Marketing and other services. Softbank recently completed the acquisition of Vodafone KK (Japan-based mobile operations with more than 15m subscribers previously owned by Vodafone Group). Softbank is listed on the Tokyo Stock Exchange. For further information, please visit www.softbank.co.jp.

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with equity interests in 26 countries and 33 partner networks across 5 continents with more than 165 million proportionate customers worldwide following the disposal of Vodafone KK to Softbank. For further information please visit www.vodafone.com

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 April 2006

Number of ordinary shares transferred:	160,466

Highest transfer price per share:	126p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,117,926,975 of its ordinary shares in treasury and has 60,136,956,655 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 May 2006

Number of ordinary shares transferred:	366,670

Highest transfer price per share:	130.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,117,560,305 of its ordinary shares in treasury and has 60,139,240,506 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 May 2006

Number of ordinary shares transferred:	2,085,748

Highest transfer price per share:	130.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 6,115,474,557 of its ordinary shares in treasury and has 60,142,038,449 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 May 2006

Number of ordinary shares transferred:	479,232

Highest transfer price per share:	130.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,114,995,325 of its ordinary shares in treasury and has 60,142,750,467 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 May 2006

Number of ordinary shares transferred:	72,508

Highest transfer price per share:	127.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,114,922,817 of its ordinary shares in treasury and has 60,142,822,975 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 May 2006

Number of ordinary shares transferred:	65,297

Highest transfer price per share:	126 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,114,857,520 of its ordinary shares in treasury and has 60,144,489,314 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 May 2006

Number of ordinary shares transferred:	210,222

Highest transfer price per share:	128p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,114,647,298 of its ordinary shares in treasury and has 60,144,703,391 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 May 2006

Number of ordinary shares transferred:	169,995

Highest transfer price per share:	128p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,114,477,303 of its ordinary shares in treasury and has 60,145,007,876 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 May 2006

Number of ordinary shares transferred:	627,516

Highest transfer price per share:	130 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 6,113,849,787 of its ordinary shares in treasury and has 60,145,722,729 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 May 2006

Number of ordinary shares transferred:	512,172

Highest transfer price per share:	130p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,113,337,615 of its ordinary shares in treasury and has 60,146,373,206 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 May 2006

Number of ordinary shares transferred:	144,526

Highest transfer price per share:	130p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,113,193,089 of its ordinary shares in treasury and has 60,146,558,470 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 May 2006

Number of ordinary shares transferred:	68,091

Highest transfer price per share:	127.25 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 6,113,124,998 of its ordinary shares in treasury and has 60,146,901,822 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 May 2006 by Mourant ECS Trustees Limited that on 11 May 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 128p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Sir Julian Horn-Smith*	196
Andrew Nigel Halford*	196
Alan Paul Harper	196
Stephen Roy Scott	196
Paul Michael Donovan	196

*   Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 May 2006

Number of ordinary shares transferred:	318,482

Highest transfer price per share:	128 pence

Lowest transfer price per share:	123.75 pence

Following the above transfer, Vodafone holds 6,112,806,516 of its ordinary shares in treasury and has 60,147,251,174 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 May 2006

Number of ordinary shares transferred:	95,779

Highest transfer price per share:	125.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,112,710,737 of its ordinary shares in treasury and has 60,147,351,961 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 May 2006

Number of ordinary shares transferred:	45,496

Highest transfer price per share:	130p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,112,665,241 of its ordinary shares in treasury and has 60,147,427,929 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 May 2006

Number of ordinary shares transferred:	47,036

Highest transfer price per share:	122.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,112,618,205 of its ordinary shares in treasury and has 60,147,477,693 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 May 2006

Number of ordinary shares transferred:	25,235

Highest transfer price per share:	122.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,112,592,970 of its ordinary shares in treasury and has 60,147,552,428 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 May 2006

Number of ordinary shares transferred:	38,243

Highest transfer price per share:	121.5 pence

Lowest transfer price per share:	118 pence

Following the above transfer, Vodafone holds 6,112,554,727 of its ordinary shares in treasury and has 60,147,590,671 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 May 2006

Number of ordinary shares transferred:	30,887

Highest transfer price per share:	118p

Lowest transfer price per share:	116.75p

Following the above transfer, Vodafone holds 6,112,523,840 of its ordinary shares in treasury and has 60,147,621,558 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 May 2006

Number of ordinary shares transferred:	70,072

Highest transfer price per share:	123.75 pence

Lowest transfer price per share:	114 pence

Following the above transfer, Vodafone holds 6,112,453,768 of its ordinary shares in treasury and has 60,147,702,854 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 May 2006

Number of ordinary shares transferred:	7,650

Highest transfer price per share:	118 pence

Lowest transfer price per share:	114 pence

Following the above transfer, Vodafone holds 6,112,446,118 of its ordinary shares in treasury and has 60,147,710,504 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 23, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary